Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TRAQ, Inc.
1930 Kellogg Avenue
Carlsbad, CA 92008
www.traq.health

Up to $534,999.78 in Non-Voting Common Stock at $14.49
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TRAQ, Inc.
Address: 1930 Kellogg Avenue, Carlsbad, CA 92008
State of Incorporation: DE
Date Incorporated: February 05, 2016

Terms:

Equity

Offering Minimum: $9,998.10 | 690 shares of Non-Voting Common Stock
Offering Maximum: $534,999.78 | 36,922 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $14.49
Minimum Investment Amount (per investor): $362.25

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TIME BASED

Super Early Bird

Invest $367+ in the first 72 hours and receive 6% bonus shares

Early Bird

Invest $367+ in first 6 days and receive 3% bonus shares

VOLUME BASED

- Tier 1 - $1,500

Invest $1,500+ and receive 1% bonus shares + FREE Shirt or Bottle

- Tier 2 - $2,500

Invest $2,500+ and receive 3% bonus shares + FREE Shirt or Bottle + USER tester (can be part of beta testing)

- Tier 3 - $5,000

Invest $5,000+ and receive 4% bonus shares + FREE Shirt or Bottle + 50% of Stone (TRAQ DEVICE) + 50 free cartridges + USER TESTER

- Tier 4 - $10,000

Invest $10,000+ and receive 6% bonus shares + FREE Shirt or Bottle + FREE Stone + 2-month Cartridge subscription (100 cartridges) + USER TESTER

- Tier 5 - $25,000

Invest $25,000+ and receive 8% bonus shares + FREE Shirt or Bottle + FREE Stone + 6-month cartridge subscription (300 cartridges)+ USER TESTER

*All perks occur when the offering is completed and product is available.

<u>The 10% StartEngine Owners' Bonus</u>

TRAQ, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $14.49 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $1449. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Initially developed for the US Air Force in advanced biotechnology research labs with over $32M of government funding prior to company formation, TRAQ™ has made the jump from lab-to-market with the ability to measure your health & wellness using non-invasive saliva tests in real-time. Personalized diagnostics. No blood. No pain. All gain.

With its handheld point-of-care-testing device (POCT), TRAQ™ can accurately measure wellness areas such as fitness, stress, sleep, energy, and heart health quickly and safely wherever you are. It's accurate (within FDA requirements), fast (seconds to minutes), economical (only a few dollars per test), connected (for tracking, sharing, or to seek actionable tips for improvement), and upcyclable (test cartridges are single use but can be rejuvenated through TRAQ's upcycling program).

Validated by sponsored third-party clinical trials and field tested by Olympic athletes (past and present), TRAQ is getting ready to scale production of its handheld POCT

device and test cartridges.

As it turns out, all the biomarkers in blood that are used to measure your health & wellness (e.g. lactate, glucose, cholesterol, estrogen, cortisol, etc.) are also in saliva, albeit at a lower concentration. Research performed over the past 15 years now allows us to measure these low biomarker concentrations with incredible accuracy. Instead of expensive, inconvenient and perhaps scary blood tests, TRAQ offers the ability to measure your health & wellness using non-invasive saliva tests. True personalized healthcare is not on the horizon, it's here.

TRAQ's first products are Energy and Hydration tests. These tests use saliva to give users real-time feedback about their health. Beyond Energy and Hydration, TRAQ™ is developing similar tests for Nutrition (vitamins, minerals), Recovery and Burn (fat reduction). And why stop there? Using TRAQ's already developed technology, Dr. Mom or Dr. Dad are now empowered without having to worry about whether the kids have a cold or more serious strep throat. TRAQ™ can even provide more personalized test cartridges for heart health or women's health, for example. Going further, bespoke test cartridges for individuals are possible that focus only on YOUR health. And with that same technology, TRAQ™ can not only provide first world personalized diagnostics but can also test the bane of third world countries - malaria, tuberculosis and HIV. Even pet health is part of the non-invasive health & wellness testing wave envisioned by TRAQ.™ Currently, our Energy development test is complete and going into production now and our hydration test is about 3-4 months from production and is going through the final stages of development.

TRAQ™ has three revenue streams:

1) Direct product sales through partner channels (co-branded) for both the handheld sensor - the "Stone" - and the test cartridges. These test cartridges are both single purchase as well as subscription-based;

2) Freemium model, with test results made available for free, and premium tiers offering both actionable insights (helping answer the question "What do I did with these results?") and live connection with coaches for more specific help;

3) While users own all their data and can share with whomever they wish, TRAQ™ offers discounts on future purchases if users agree to share their anonymized data. This data can be used by scientists and researchers for general population health or even tracking outbreaks...or pandemics.

TRAQ was initially formed as a Delaware LLC, Mounthsense LLC, and has recently converted to a Delaware C Corp. The firm has no subsidiaries or affiliates.

TRAQ - Own Your Health.™

Competitors and Industry

Although TRAQ could eventually be used as a portable medical diagnostic device, it's

initial focus is on general health & wellness, with exapnsion into more regulated markets. As such, its solution applies to: Fitness & Lifestyle, the POCT market, Corporate Wellness and Workplace compliance, as well as Clinical applications eventually.

The space is dominated by large, blood-based lab testing firms (LabCorp, Quest Diagnostics). Five years ago, most of the firms in the diagnostic space relied solely on this blood testing. Alternate biofluid testing interest was there (saliva, urine, sweat, tears), but not urgent. Instead, their focus was on moving their labs closer to their customers, with blood-based testing centers showing up in Walmart, Rite Aide and CVS pharmacies. These neighborhood labs still required blood draws and required sending samples away for testing, but they were more convenient than doctors office visits.

However, with the onset of COVID, the drive for non-invasive, real-time testing has taken on much more significant urgency for these players.

As these major blood-based testing firms started moving toward more economical and less invasive testing, the market has seen huge growth in the clinical diagnostics/telemedicine market. But these large firms still suffer from the lack of no real time results, some tests are still invasive, and the opaque diagnostic reports require medical personnel to read.

Several market entrants focusing on removing medical personnel from the equation have entered the space (EverlyWell, WellnessFX, LetsGetChecked). These firms offer mail-in collection kids that use saliva, as well as other biofluids. The collection is easy, and the reports are more easily digestible for the everyday user. This is part by design and part necessity. If these reports got into true diagnostics, the FDA would likely require certification, rather they focus on high-level recommendations without getting into specifics.

There are smaller players as well. Startups in the space typically focus on a specific biomarker. For example, Biolinq attempts to measure glucose (for diabetics) via micro-needles (semi-invasive). Other firms use alternate biofluids with subpar results or limited capabilities results (dermal patches using sweat, urine testing, tear testing).

Saliva is the richest biofluid outside of blood. No other biofluid comes close.

Few new or old players can deliver what TRAQ does – real-time results, non-invasive testing, platform for multi-biomarker testing. One player attempting to do so is Cue. Cue uses saliva (and other invasive and non-invasive biofluids) to test biomarkers in real-time. And their tests are intended by taken at home. However, they have yet to launch a product and have been focused on satisfying government players whose funding has helped support their research into infectious diseases such as the flu and COVID.

Current Stage and Roadmap

While TRAQ has achieved its short-term goal with the development of its handheld POCT device (the "Stone"), a connected smartphone app and test cartridges allowing for both high level and detailed health & wellness information available in real-time, the longer-term goal is to provide true “lab in the mouth” for continuous health & wellness monitoring and personalized diagnostics.

Technology & Commercialization Milestones Achieved to Date:

- Obtained fully licensed tech from University of California System (all geographies, applications and markets).

– Completed base chemistry platforms (enzymatic, ion selective, immunoassay) allowing ease of development of any future biomarker sensor chemistry. Any of the 3,500 biomarkers in your blood or saliva can be organized into one of these three platform categories. Now that that core platfrom chemistry is complete, develoment of the tests for any biomarkers in these categories takes months instead of years.

- Demo app complete. The Stone device can communicate with your phone or tablet, displaying results in seconds or minutes.

– Electronics shrunk from off-the-shelf to ASICS-based design, starting the move from handheld POCT to continuous monitoring “lab in the mouth.”

– Anchor biomarker development complete for enzymatic chemistry. Cartridge chemistry is now well-beyond original lab capabilities with sensitivity, selectivity, repeatability and robustness. Cartridges can last upwards of 12 months in room temperature with repeatable results.

- Anchor biomarker development prototyped for ion selective chemistry, focusing on Hydration.

- All platform chemistry complete. These platforms anchors include: Enzymatic (lactate, uric acid, ketones, glucose), Ion Selective (sodium, potassium, chloride), and Immunoassay (cortisol). Over a dozen of platform extending biomarkers are in process, such as cortisol and insulin.

– Sponsored clinical trials complete. Yes, TRAQ succesfully completed these under very difficult lockdown conditions during COVID.

Marketing & Sales Milestones:

- TRAQ recently completed field trials with BMX athletes on the US Olympic Cycling team. These trials kicked off the soft launch of TRAQ’s handheld “Stone” POCT along with Energy/Recovery and Hydration sensors. USA Cycling used TRAQ in preparation for the Tokyo Olympics and World Championships (August 2021). Work continues with the USOPC as they evaluate TRAQ for uses beyond cycling, including gymanistics, rugby, boxing, wrestling, and volleball.

Road Map:

- With the soft launch complete, TRAQ is targeting co-branding launch partners for a hard launch in early 2022. This launch is to include Energy, Recovery and Hydration tests.

- Development continues in other health & wellness categories: Nutrition (vitamins, minerals) and Burn (fat reduction). These tests are expected to be launched in late 2022 and early 2023, respectively.

- Beyond 2023 and with traction in the Fitness & Lifestyle sector, TRAQ foresees expansion into new markets with increasing levels of regulation: Home/POCT market, Workplace and eventually Clinical/Telemedicine markets with FDA certification.

- Expected product line extensions from 2024 and beyond include: 1) Personalized wellness with tests focusing on gender (e.g. women's health that might measure hormones such as estrogen, progesterone thyroid hormones) or heart health; 2) True personalized wellness and diagnostics with bespoke tests for individuals. Imagine John Doe who is interested in heart health and arterioclerosis and can measure C-reative protein, cholesterol and testosterone with one test; 3) Third world support with a single test for malaria, tuberculosis and HIV; and finally 4) pet health. As mammals, human and pet/livestock physiology is remarkably similar. TRAQ has already conducted in-house tests on dog saliva with great success.

- Part of this roadmap includes FDA 510(k) device certification or exemption. As the device is currently considered a General Wellness Device, no 510(k) FDA certification is required. However, as more detailed biomarker data is made available to users, the FDA is expected to look at our devices as non-exempt, which would require additional effort and cost for certification.

The Team

Officers and Directors

Name: Jeff Slosar

Jeff Slosar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: February 19, 2016 - Present
  Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision. Previous to the COVID pandemic, Jeff received $240K per year in the role. During the COVID pandemic, Jeff has received $0 in this role.

Other business experience in the past three years:

- **Employer:** NextWave Ventures

Title: Managing Director.
Dates of Service: February 15, 2011 - Present
Responsibilities: The Fund is currently in stasis as all Principals manage individual portfolio companies. Jeff does not actively participate in the fund at this stage, this is approximately 1-2 hours a week.

Other business experience in the past three years:

- **Employer:** SmartFoam Inc.
  Title: Director
  Dates of Service: September 28, 2021 - Present
  Responsibilities: Advisor to management during transition to full dedicated C-suite.

Other business experience in the past three years:

- **Employer:** SmartFoam LLC
  Title: Chief Executive Officer
  Dates of Service: March 12, 2020 - September 27, 2021
  Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Name: Dr. Santhosh Padmanabhan

Dr. Santhosh Padmanabhan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director - Research and Development
  Dates of Service: October 24, 2016 - Present
  Responsibilities: Development of novel solutions to measuring fitness, health & wellness in a non-invasive, rapid manner. In this role, Dr. Padmanabhan is paid $110K, however during the pandemic, this was reduced to $85K.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Traq, Inc., formerly Mouthsense LLC (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. A prospective investor should recognize that there can be no assurance that the forecasted results will be achieved and should not place undue reliance upon our forecasts or the underlying assumptions. For example, our forecasts assume certain growth in the demand for our products. There can be no assurance that we will be able to find sufficient demand for our products, that consumers will believe our products are a better option than competing products, or that we will be able to produce products at a level that allows the Company to remain profitable.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in this offering and may close on any investments that are made in excess of the offering minimum of $9,998.10. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, which would result in dilution to its existing stockholders. The ability of the Company to obtain future financing is uncertain, and there can be no assurance that the entire offering can be sold. If we manage to raise only the minimum amount of funds sought, or otherwise fall short of our maximum offering goal, we may have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our TRAQ Point-of-Care-Testing device (POCT), related test cartridges and smartphone app. Delays or cost overruns in the development of our TRAQ POCT and cartridges and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting

in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than normal. It is possible however that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. There can be no assurance that we will be successful in the face of increasing competition, or that competition will not have a material adverse effect on our business, financial condition and results of operations.

We are an early stage company and have not yet generated any profits
Mouthsense, LLC (DBA TRAQ) was formed on February 19, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred net losses and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that TRAQ, its "Stone" POCT, test cartridges and related smartphone app are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business that operates largely on the internet, we may be vulnerable to hackers who may access the data of our investors and customers. Any significant disruption in service on our computer systems could reduce the attractiveness of our products, damage our reputation and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our core business activities, such as selling and marketing our products through email or text, taking payments, and ultimately transacting business with customers. Any disruptions of services or cyber-attacks either on our technology provider's or our systems could harm our reputation and materially negatively impact our financial condition and business. Furthermore, if we are the victim of a cybersecurity incident, we could be required to incur substantial costs and suffer other negative consequences, including but not limited to remediation costs, including liability for stolen assets or information and repairing system damage; increased cybersecurity protection costs; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; and litigation costs.

The transferability of the shares of Non-Voting Common Stock you are buying is limited; and your investment may be illiquid for a long time.
Any shares of Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC restrictions on transfer. This means that the stock that you purchase cannot be resold by you for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Even after the 12-month restriction period has ended, you should still be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you wish to sell these securities in the future, you may not be able to find a buyer.

We are reliant on one main type of product, and our product offerings are not diversified.
Our current product and future products are variants on one type of consumer product - electrochemical sensors for biomarker detection in various biofluids, including saliva. Our revenues are therefore dependent upon the market for such smart sensors and the ability to sell these products. Should there be adverse information about the effects of these tests or sensors, or if there is a material reduction in the use of such

tests in our primary markets, our financial results could be adversely affected.

We face product liability risks.
The manufacture and sale of any product in the health & wellness sector, with eventual applicability in medical diagnostics, raises the risk of product liability claims and litigation to prosecute such claims. These claims may derive from the product itself, a contaminant found in the product from the manufacturing or in following direct or inferred instructions for improvement based on such testing results. Regulatory bodies worldwide are focused on user safety. At this time, neither the Company nor its products are subject to any specific regulation regarding production, marketing, handling or safety labeling. We rely upon published and unpublished safety information including clinical studies the biomarker detection methods used in our products as well as FDA and non-FDA guidance on such health & wellness POCT devices. Previously unknown adverse reactions resulting from human interaction, testing or in following advice through the Company's offering of actionable insights or links to coaches/experts/professionals with expertise in health & wellness could occur. As a marketer of products with health & wellness and eventual diagnostic uses, we may be subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their proper use, or the products include inadequate warnings concerning possible ill effects due to interaction, or subsequent actions by users from direct or inferred recommendations by the Company or coaches/experts/professionals affiliated with the Company. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in tum could adversely affect our revenues and operating income. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

You will be a minority holder and hold common stock with no voting rights.
The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote for the members of the Board of Directors of the Company, or otherwise on corporate actions. By making an investment, you are trusting in management and their ability to make good business decisions that will grow your investments. Furthermore, the common stock you are purchasing has no liquidation preference or other preferential rights. Therefore, in the event of a liquidation of our Company, you will only receive payment on your common stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and any liquidation preferences or preferential returns associated with preferred stock have been fulfilled.

We have no historical online or brick-and-mortar retail performance.

A large portion of the proceeds from this Non -Voting Common Stock offering will go towards product launch (both online and through "big box" brick-and-mortar retailers). Because the Company has not yet engaged in selling its products through these retail channel, there are no historical precedents for how the Company's products will perform in retail. If you are investing in this offering, it is because you believe, in part, that the Company's products will perform well in a retail environment. You understand that if the Company's products do not perform well in retail, it may require changing its business plan away from retail expansion and may materially affect the Company in a negative way.

We have existing trademarks, copyrights, patents, and other IP assets that we might not be able to protect properly.

We believe one of the most valuable components of the Company is our intellectual property portfolio. We own several trademarks, copyrights, Internet domain names, patents, pending patent applications, trade secrets, and exclusive licenses. Due to the value of our intellectual property portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, however, protecting and monitoring infringement upon our intellectual property is costly, and we may be required to pay large legal expenses to protect our intellectual property portfolio that may or may not succeed. There can be no assurance that protection under intellectual property law will be given to the Company's products or processes, or that competitors will not be able to independently develop similar products.

Our trademarks, copyrights, patents, and other IP could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark, copyright protection, and patents without being required to stop or obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our trademarks, copyrights, and patents are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to gain by being able to prevent a competitor's usage thereof or entering into sublicenses. This would cut off a potentially significant revenue stream for the Company.

The cost of enforcing our trademarks, copyrights, and patents could prevent us from enforcing them.

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights, or patents outweighs the value of winning the suit considering the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights, or patents could

have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to require competitors to stop or enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our trademarks, copyrights, or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be negatively affected by rule changes on our advertising channels.
The Company intends to rely heavily on acquiring customers and drive repeat sales through advertising channels such as Facebook, lnstagram, Snapchat, Amazon, Google, Youtube, and other platforms. Currently, the Company is allowed to advertise on these channels without limitation. As advertising restrictions are outside the control of the Company however, these platforms may choose to impose restrictions on the Company's ability to advertise and impose advertising limitations that negatively affect the performance of our advertisements. Other traditional advertising channels (e.g. television, newspaper, magazines, billboard, etc.) may also impose advertising restrictions that adversely affect the Company's advertising performance. There have also been some recent widespread changes, such as the enactment of the California Consumer Privacy Act of 2018, and both Apple’s and Android's recent OS changes that have broadly reduced both digital ad platforms' ability to track consumer behavior, which in turn can negatively affect their ability to target consumers as effectively as in the past. These changes and any similar changes in the future can negatively affect our ability to acquire new customers in a cost-effective manner. As the Company intends to rely on being able to freely advertise its products to drive sales and revenue, current and future limitations on our ability to advertise may negatively affect the Company.

We may be negatively affected by rule changes on our sales channels or onerous demands by our sales channel partners.
At the outset, the Company is planning on relying heavily on Amazon to be able to sell its products. Rule changes by our sales channels may restrict our ability to sell our product(s), thus negatively affecting our Company. If Amazon were to either limit our ability to sell our current and future product(s), we would be negatively affected. The ability to freely sell our products on Amazon is critical to the success of our Company. Amazon frequently changes its policies, as well as hardware and software standards, of any products that either compete with Amazon branded products or interfere with their intended strategic direction. Recently, Amazon imposed a temporary moratorium on launching gadget-related products that interface with their Alexa smart speaker, given Amazon’s desire to streamline the third-party hardware used to perform such interface work. Such changes can adversely our products, our ability to sell products on the platform, and/or result in significant expenses and cost associated with redesigns required to bring the Company into compliance. Further, for some companies that Amazon feels are heavily dependent upon their platform for growth, they will request investment via warrants at steep discounts. Acquiescing to such requests might adversely affect the Company, its growth prospects and your investment in the Company. The policies of both current and future sales channels, such as those employed by retailers, may negatively affect our ability to sell our

products through those future sales channels, limiting our ability to reach a wider range of customers. Any limitations on our ability to freely sell our products, or current and future limitations of these sales may have a negative effect on our sales and revenues.

Adulteration or shortage of key raw materials or ingredients needed for our businesses could materially and adversely affect our business, financial condition, and results of operations.
We are reliant upon the supply of raw materials and ingredients for our products. If any raw material or ingredients are adulterated and do not meet our specifications, it could significantly impact our ability to manufacture products and could materially and adversely impact our business, financial condition, and results of operations. In addition, if we are no longer able to obtain the resources, raw materials or ingredients we need from one or more of our suppliers on terms reasonable to us or at all, including as a result of the increased demand that may be placed on our suppliers as a result of public health epidemics such as the COVID-19 pandemic, our customer relationships could be materially and adversely affected, which could have a material impact on our business, financial condition, and results of operations.

The Company sells products that use electronics and batteries, opening the Company up to potential liability.
Companies selling products that that use electronics and batteries, especially lithium batteries, in close proximity to or touching skin face additional risks. Lithium batteries are harmful if swallowed. Further, lithium batteries can overheat and possible explode when short circuited. Consumers of our products could ignore our instructions and their use or misuse could lead to product failure and product liability. Any litigation arising as a result of the use of our product may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business and our investment could be materially adversely affected.

We may become a party to lawsuits that arise in the ordinary course of business.
We may become a party to lawsuits that arise in the ordinary course of business in the future, including but not limited to claims arising from or relating to personal injury, property damage, breach of contract, claims involving employee relations, certain administrative proceedings, false advertising claims, failure to comply with laws and regulations, failure to protect our customer's personal information, product liability claims, or securities lawsuits and derivative complaints. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on our business and our financial condition.

If we face regulatory investigations or product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.
We may be exposed to regulatory investigations or product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A regulatory investigation or product recall could result in substantial and unexpected costs and expenditures, which would

reduce operating profit and cash flow. In addition, a regulatory investigation or product recall may require significant management attention, hurt the value of our brands and lead to decreased demand for our products. Regulatory investigations or product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations, increase litigation risks and could have a material adverse effect on our business, results of operations, financial condition, and cash flow.

Some of our products depend on an exclusive license.
The Company has an exclusive license on some of its core technology from the University of California San Diego. As part of this agreement, the Company must adhere to various provisions, such as paying timely royalty payments and submitting timely reports, among other requirements. Failure to follow these provisions, which may be subjective, could result in a revoking of the exclusivity of the licensing agreement which would have a material adverse effect the economics of the business.

It may take us longer than expected to launch new products or services, and some may never be launched. Further, launching new products or services may expose the Company to new risks associated with those products or services.
We are planning on launching a new product, called the TRAQ Stone™. It is a POCT device for health & wellness, with associated test cartridges, reporting its results via an associated mobile app. While prototypes exist, there is the risk that the Company may never be able to finish or release it due to concerns around what may be considered medical advice versus educational content, and/or a change in business plans. If it is launched, it may eventually be ceased if there is not a return on investment of the product and app. Further, in the event we do launch the TRAQ Stone™ POCT, cartridges and app, the Company could be subject to liability from claims of users of the app that they suffered harm from relying on the information provided by this app, which could require the Company to incur significant legal defense costs. This is a similar risk with all the Company’s product roadmaps and launch plans, both currently in place as well as those products not yet envisioned. As with all research, development, and launch of new products and services, the activity is risky. The Company's management team may decide that new products or services are not a good potential return on investment and may decide to cease them. The Company may not see beneficial performance of new products or services on the market and may decide to cease them.

Unfavorable publicity could materially harm our business.
We are highly dependent upon consumers' perceptions of the safety, quality, and efficacy of our products, as well as similar products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in

increased regulatory scrutiny and lead to the initiation of private lawsuits.

Product returns may adversely affect our business.

Returns are part of our business. We offer customer a full refund on any product with material defects or that lacks the advertised operability and function. Product returns are projected as part of our financial estimates, however, if we see a material increase in this projected return rate, our financial results could be adversely affected.

We may be affected by natural disasters and other catastrophic events that are outside of our control.

We depend on our ability to continue the smooth operation of our business, including the ability to engage in the day-to-day selling and business building activities and the continued ability of our inventories and products to move reasonably unimpeded around the world. Any material disruption caused by natural disasters or other unforeseen events, including, but not limited to, fires, floods, hurricanes, volcanoes, and earthquakes; global pandemics such as the COVID-19 pandemic; power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism and other similar disruptions, including those due to cybersecurity incidents, ransomware, or other actions by third parties, could adversely affect our ability to conduct business. If such disruptions result in significant cancellations of orders, contribute to a general decrease in local, regional or global economic activity, directly impact our marketing, manufacturing, financial or logistics functions, or impair our ability to meet demand, our operating results and financial condition could be materially adversely affected. We cannot make any assurances that any future unforeseen events, including those due to cybersecurity incidents, ransomware, or other actions by third parties, will not adversely affect our ability to operate our business and our financial condition and results of operations.

We may discontinue the manufacturing and distribution of certain products which may adversely impact our business, results of operations, and financial condition.

We continually evaluate the performance of our products and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products for various reasons, including commercial, regulatory, strategic, or other reasons. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if conditions, including market conditions, change. In addition, we cannot assure you that discontinuing one or more products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, discontinuing one or more existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products that we subsequently discontinued, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant liabilities and costs associated with discontinuing one or more of our products, which

could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide hosting and distribution services essential to the success of our business.

We rely on third parties to provide a variety of hosting (e.g. Amazon AWS to store data) and distribution services (e.g. Apple Store to host and distribute the IOS version of the app). These services are essential business functions for us. It is possible that some of these third parties will fail to perform their services or will reject or cancel their support of our Company or its product(s). It is possible that we will experience delays, cancellation, lengthy certification requirements, or other problems associated with their support that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key support operations could materially and adversely affect our business. As a result, our operations and your investment could be adversely impacted by our reliance on third parties and their performance.

Our products may not ever be certified for use by regulatory bodies.

In the future, the Company intends to secure FDA and FTC certification. However, the Company may not be able to secure such certifications, thus increasing expenses and costs as a result of such difficulty, which may adversely affect our financial condition, your investment in the Company, and our interest in selling such affected product(s). In addition, we may decide to completely discontinue the certification efforts which entails various risks, may adversely affect our financial condition, your investment in the Company, and our ability to sell such affected product(s).

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
NWV Opportunity Fund II, LP (GP is NWV General Partner, LLC. Jeff Slosar is the Managing Partner and majority owner (20%)).	944,444	Common Stock	43.0
Pelagic Group, LLC (Jeff Slosar, Managing Director and majority owner 99.9%)	760,000	Common Stock	34.6

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, Preferred Stock, Series AA Preferred Stock, and Convertible Note - 1. As part of the Regulation Crowdfunding raise, the Company will be offering up to 36,922 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,319,890 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one

candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

Please refer to the rights of Preferred Stock and Series AA Preferred Stock which may

affect the liquidation or conversion rights of Non-Voting Common Stock.

Stock Options

The total amount outstanding includes 200,000 of shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to the rights of Preferred Stock and Series AA Preferred Stock which may affect the liquidation or conversion rights of Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have

been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preference. In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer,

conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a "Liquidation Event"), distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the “Series AA Preference”); or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting (“Common Stock”) and non-voting (“Non-Voting Common Stock.”)

(b) Value of Securities and Property. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low

asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Right to Convert. Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) Consent for Certain Repurchases. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the "CGCL") shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

4. Conversion Rights. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The "Original Series AA Price" shall be $3.00 and the initial "Series AA Conversion Price" shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the "Series AA Conversion Rate" of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) Automatic Conversion. Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the

Original Series AA Price (as appropriately adjusted for a Recapitalization.

Series AA Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

Please refer to the material rights listed under Preferred Stock which also apply to Series AA Preferred Stock.

Convertible Note - 1

The security will convert into Common equity and the terms of the Convertible Note - 1 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 01, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Automatically converts into Series A Preferred Stock upon Qualified Financing of $6,000,000 (including convertible notes). Automatically converts into Common Stock @ Post-Money Valuation of prior round ($7,850,000) if there is no Qualified Financing by Maturity.

Material Rights

Conversion.

(a) Qualified Financing. If a Qualified Financing occurs prior to the Maturity Date, this Note shall be automatically canceled on the date of the initial closing of a Qualified Financing, and the outstanding principal hereof, and, at the election of the Company, all accrued but unpaid interest thereon (the “Debt”), shall automatically convert into Shadow Preferred Stock as part of a Qualified Financing, upon the same terms and

conditions (including compliance with securities laws) applicable to Standard Preferred Stock sold to the other participants in the Qualified Financing. The Holder agrees to execute all necessary documents in connection with the conversion of this Note and the Qualified Financing, including, but not limited to, a definitive stock purchase agreement and such other financing documents contemplated to be entered into by the other investors participating in the Qualified Financing, including any investor rights agreement. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date of conversion, by (y) the Qualified Financing Conversion Price. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00. Notwithstanding anything to the contrary in this Section 2(a) or elsewhere herein, the Company may, in its sole discretion, repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. Accrued interest which is not converted into Qualified Securities in accordance with the provisions hereof, shall be paid to Holder as soon as practicable following the consummation of the Qualified Financing.

(b) Change in Control. In the event of a Change in Control prior to the Maturity Date or conversion of this Note pursuant to Section 2(a), all outstanding principal and unpaid accrued interest due on this Note shall, at the election of the Holder: (x) be repaid concurrently with the consummation of such Change in Control plus an additional payment equal to the original principal amount of this Note; or (y) converted into that number of shares of Common Stock, determined by dividing the sum of the outstanding principal and unpaid accrued interest due on this Note on such date, by the Change in Control Conversion Price. The Company will provide the Holder with written notice of the Change in Control at least ten (10) business days prior to the expected closing date of the Change in Control (the “Change in Control Notice”). The election of the Holder as to (x) or (y) hereof, shall be made by Holder’s delivery to the Company of a written notice specifying such election, within seven (7) calendar days following receipt of a Change in Control Notice, failing which the election in respect thereof may be made by the Company.

(c) Common Conversion. In the event that (i) a Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Change in Control shall not have occurred on or before the Maturity Date, then, notwithstanding anything herein to the contrary, the Debt shall automatically convert into shares of Common Stock as of the Maturity Date, at a per share price equal to the Common Conversion Price (the “Common Conversion”), provided, however, that, the Company may repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date immediately prior to the Maturity Date, by (y) the Common

Conversion Price. Holder agrees to execute all documents that the Company deems reasonably necessary in connection with the conversion of this Note, including, but not limited to, a definitive stock purchase agreement and such other documents reasonably requested by the Company. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00.

What it means to be a minority holder

The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote on or influence any corporate matter, including the election of members of the Board of Directors of the Company, changes to our Company's charter or other governance documents, additional issuances of securities, Company repurchases of securities, additional issuances of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Other entities or individuals may control more than a majority of our issued and outstanding capital stock, meaning that corporate decisions requiring a vote of shareholders will generally require their approval. By making an investment in our Company, you are trusting in any majority shareholders and the management team and their ability to make good business decisions that will grow your investment. Furthermore, the Non-Voting Common Stock you are purchasing has no liquidation preference or other preferential rights. In the event of a liquidation of our Company, you will only receive payment on your Non-Voting Common Stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and the liquidation preference associated with our Preferred Stock have been fulfilled.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, even at a price lower than what an investor intitially paid, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,400,000.00
  Number of Securities Sold: 944,444
  Use of proceeds: Product development, continued research (internal, UCSD labs), team growth, minimal marketing.
  Date: January 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,195,608.21
  Number of Securities Sold: 332,113
  Use of proceeds: Continued product development, marketing efforts related to securing go-to-market partners, minimal expense on research related to additional biomarkers.
  Date: October 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

TRAQ is an advanced materials and biotechnology company specializing in non-invasive, electrochemical-based biomarker sensing technology in a handheld POCT (point-of-care test) form or smaller, with upcyclable test cartridges and a smartphone app used in measuring several general health & wellness areas: Energy, Recovery, Hydration, Nutrition and fat Burn. Applications of such sensors include: fitness & lifestyle for both the professional and amateur athlete, as a non-portable device for families general health, for corporate wellness or workplace compliance, and as a clinical tool in the telemedicine space.

The Company is pre-revenue but currently negotiating a co-branded launch for late 2021 with several potential go-to-market partners in online retail, sports & fitness, personalized diagnostics and the pharmaceutical spaces. The intent is to begin with online sales (e.g. Amazon, Walmart, etc.) followed by expansion into "big box" brick and mortar channels (e.g. Target, Kohl's Best Buy, etc.). The Company may or may not offer sales via its website.

No agreements are currently in place. Additional marketing will be conducted through our own website (www.traq.health); however, the primary source of marketing for the Company is to be digital advertising, such as through social media, search engines, and online Marketplaces. The Company will begin selling in the United States and other English-speaking countries. The Company works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products.

At present day, there are several factors that affect the financial condition of the business and the result of its operations.

These include (but are not limited to):

• Fitness, activity and activity tracking trends in the United States.

• Personalized medicine and diagnostic trends in the US.

• Telemedicine trends worldwide.

• Non-blood, or alternate biofluid testing trends.

• Overall consumer trust of and demand for health & wellness POCT devices.

• Overall consumer demand for health-conscious products.

• The demand for retailers to carry offerings such as TRAQ's products.

• The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to privacy or competition on different platforms.

• The overall economy and the willingness of consumers to pay for health or fitness related products.

• The repeat purchase behavior of TRAQ customers and the percentage of revenue coming from repeat customers.

• The size of TRAQ's operating expenses relative to its net revenues.

TRAQ has limited control over most of these factors. Further, these factors could change as the business and its environment changes.

Historical results and cash flows:

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

In 2019, the Company had a net loss of $1,109,987. Net cash flow was positive $68,468. As of December 31, 2019, the Company had total assets of $126,021 and total liabilities of $1,017,035.

In 2020, the Company had a net loss of $608,007. Net cash flow was negative $99,071. As of December 31, 2020, the Company had total assets of $39,190 and total liabilities of $342,245.

In late 2019 and early 2020, TRAQ was actively fundraising for a Series A round via both convertible note and equity financing through private placement. $1,150,000 was raised via convertible notes during this time. After seeing positive results of convertible note fundraising, the onerous terms imposed by prospective venture investing firms and an initially seismic economic shift due to COVID-19, TRAQ decided to postpone equity fundraising until after Q2 '21, continuing with fundraising only via convertible notes and focusing on reducing cash burn until economic certainly returned.

In early Q2 '20, the Company reacted to worldwide health and safety concerns brought about by the COVID pandemic and postponed its clinical trials. With still limited economic certainly by late Q3 '20, TRAQ began its clinical trial under heavily modified safety protocols as noted in both IRB submissions and actual practice. These requirements added significant cost and time to the clinical trials, but trials were complete by January 2021. The trail postponement added time to the originally

intended launch, in essence pushing the soft launch into mid-2021 and hard launch into 2022. Further, the impact of switching off worldwide economies and the spotty attempts at turning them back on also lead to significant impacts on supply chains, notable those of semiconductors, which the Company relies on for all its products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had cash and cash equivalents of $5,371. As a stopgap, interim measure, the Company sought temporary lines of credit from Principal Securities holders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is reliant on the proceeds from this offering to continue its operations in a meaningful way. The proceeds from this offering will be used help the company to recover from COVID-related shutdowns, retain/attract key personnel, launch its initial products, continue development of product line extensions, expand its operations and continue to grow its business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated above, the funds from this offering are necessary to the viability of the Company. The Company is currently pre-revenue and maintaining operations by reliance on credit lines from current investors and significant shareholders, which is not sustainable long-term.

Projections show that the Company expects to be profitable by Q3 '23 on POCT ("Stone"), both one-time and subscription-based test cartridges as well as premium services sales via the smartphone app. Further, there are opportunities to license to technology for more short-term revenue generation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the Minimum Offering Amount of $9,998.10, along with the availability of revolving credit lines from Principal Security holders, the Company believes it could operate for at least the next 3 months before seeking additional capital, as it is reliant on the proceeds from this offering, but also has access to

limited revolving credit through current shareholders.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the Maximum Offering Amount in this offering, the Company believes it could operate for at least the next 12 months before seeking additional capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has no other sources of capital available to it as of the date of this Form C Offering Memorandum other than temporary lines of credit from Principal Securities holders. The Company may undertake future capital raises in which it issues debt or equity securities but has no current plans to do so.

Indebtedness

- **Creditor:** UCSD, Office of I & C
  Amount Owed: $22,795.61
  Interest Rate: 0.0%

- **Creditor:** The Pelagic Group
  Amount Owed: $376,258.98
  Interest Rate: 0.0%

- **Creditor:** SmartFoam, LLC
  Amount Owed: $17,800.00
  Interest Rate: 0.0%

- **Creditor:** NWV Properties, LLC
  Amount Owed: $12,900.00
  Interest Rate: 0.0%

- **Creditor:** NWV Opportunity Fund II, LP
  Amount Owed: $50,834.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** The Pelagic Group

Names of 20% owners: Jeff Slosar; Heather Slosar
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to The Pelagic Group in the amount of $ 376,258,98.
Material Terms: None

- **Name of Entity:** SmartFoam, LLC
  Names of 20% owners: The Pelagic Group; NWV Opportunity Fund II, LP
  Relationship to Company: MouthSense and SmartFoam are both >20% owned by the same entities (The Pelagic Group & NWV Opporunity Fund II, LP)
  Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to SmartFoam, LLC in the amount of $ 17,800.00.
  Material Terms: None

- **Name of Entity:** NWV Properties, LLC
  Names of 20% owners: NWV Opportunity Fund II, LP
  Relationship to Company: NWV Properties, LLC is a vendor of MouthSense's as well as being 100% owned by NWV Opportunity Fund II, LP which is a >20% owner in MouthSense, LLC.
  Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to NWV Properties, LLC in the amount of $ 12,900.00.
  Material Terms: None

- **Name of Entity:** NWV Opportunity Fund II, LP
  Names of 20% owners: Italsap Investments, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to NWV Opportunity Fund II, LP in the amount of $50,834.00.
  Material Terms: None

Valuation

Pre-Money Valuation: $33,620,131.64

Valuation Details:

The Company determined its valuation based on an analysis of multiple factors including the following:

At its inception in 2016, TRAQ LLC (the "Company") underwent third-party valuations by Vantage Point Advisors (www.vpadvisors.com) and Cabrillo Advisors, LLC (www.cabrilloadvisors.com) prior to venture investment by NextWave Ventures (attached). Both Vantage Point and Cabrillo are independent of the Company, and have no previous, current or prospective interest in the Company. Their fees for the appraisal was in no way influenced by the results of our analyses.

Cabrillo Advisors used the following valuation techniques: Discounted Cash Flow (DCF) with conservative, midline and aggressive approaches, and a Current Value method for Per Share valuation. Cabrillo's Enterprise Value, using an aggregated and weighted approach to the above methods, was calculated to be $20.49M.

Vantage Point's valuation used the following valuation techniques: discounted cash flow ("DCF"), adjusted assets. Using DCF, Vantage Point estimated the Company's marketable business enterprise value to be in a range of approximately $18.7 million to $22.3 million. Using the cost approach Vantage Point estimated the Company's adjusted pre-money equity value and subsequent BEV, which was approximately $14.7 million. Based on the assumptions and analyses outlined in the report, Vantage Point concluded the investment value as well as the estimated pre-money and post-money equity valuation was $19.0M in 2016. Vantage Point prepared this report in conformance with Standards 9 and 10 of the Uniform Standards of Professional Appraisal Practice ("USPAP"), the Statement on Standards for Valuation Services ("SSVS") as set forth by the American Institute of Certified Public Accountants ("AICPA"), and The National Association of Certified Valuators and Analysts' ("NACVA") Professional Standards.

Based upon this initial valuation, from 2016 through 2018, the Company received tranched venture funding from NextWave Ventures in the amount of $3.4M. Subsequent to this (2019 – June 2021), TRAQ received $1.2M via convertible notes and a revolving credit line from investor and major shareholders to help it weather the economic vagaries caused by the COIVD pandemic and economic lockdowns.

Using methodologies previously employed by both valuation firms (DCF), the Company's current valuation is placed at $33,620,131.64 (July 2021).

In determining a value estimate via the DCF Method, The Company utilized both a Gordon Growth Method DCF (10-year horizon) as well as an Exit Multiple Method DCF (5-year horizon).

Sources of Information

Sources of information required for valuation include: management assessments, market trends, general economic trends, and like company sales growth. These estimates are based upon trends and sales in point-of-care testing, telemedicine, fitness & lifestyle, health & wellness and technology sectors.

Market Trends

The total addressable market for POCT devices is over $38B. Markets with addressable problems include: Fitness & Lifestyle ($1.3B), At-home testing for Dr. Moms ($29B), Workplace demand for drug screening/compliance or for corporate wellness programs ($7.1B) and then there's the Clinical uses for rapid, remote, digital or telemedicine ($22.4B).

(Sources: https://www.prnewswire.com/news-releases/drug-screening-market-to-

grow-at-102-cagr-to-2022-670535413.html,
https://www.verifiedmarketresearch.com/product/Point-Of-Care-Diagnostics-Market/, https://www.grandviewresearch.com/industry-analysis/sports-medicine-industry, https://ksusentinel.com/2021/06/01/saliva-test-devices-market-opportunities-growth-and-forecasting-for-next-upcoming-year-until-2027/,
https://www.grandviewresearch.com/industry-analysis/telemedicine-industry)

Within Fitness & Lifestyle, we evaluated the Sports Medicine sector, specifically with a focus on monitoring. Sports medicine in 2020, was an $8.7B sector. However, the monitoring and evaluation niche within sport medicine comprise only 15% of that, or $1.3B. The remainder of the sector is made up body reconstruction/surgery, body support products or accessories, or $7.4B (85% of sports medicine). This sector shows strong grown with a CAGR of 8.2% expected through 2027.

Our addressable Home market is simply the POCT market, as point-of-care devices are those outside of the hospital/urgent care settings, but doesn't include those devices for vital signs, such as stethoscopes or blood pressure monitoring devices. This sector also shows strong growth prospects with a CAGR of 9.9% through 2026.

The Workplace screening and compliance area has seen volatile swings in growth, owing to the shifting nature of medical marijuana and state by state legalization. Also, opioid addiction trends have added to the volatility and growth. Currently, this market sits as $7.1B with strong CAGR of 10.2%.

The overall Clinical/Telemedicine market is nearly $56B, with the product testing portion making up only 40%. However, the addressable market is still the largest ($29.3B) and growing at a phenomenal 22.4% CAGR. A lot of this explosive growth is due to COVID-19 testing as well as telemedicine growth during pandemic lockdowns that precluded live visits for most non-emergency medical situations. From a market attack plan however, this market is the most difficult to break into due to FDA regulation for most testing products.

Total Addressable Market = $60.1B (2020)

Dr. Moms and Dads Represent Enormous Potential: Eager to streamline their busy lives with children, their lives, they own multiple wearable devices. And they are significantly more likely than non-parents to agree that wearable technology will improve personal accountability and will make them

more efficient both at home and at work. They are also twice as likely to think wearable technology will relieve stress.

(Sources: https://www.healthcareitnews.com/blog/wearable-activity-tracking-device-purchasing-expected-grow-11-percent-2016,
https://www.pwc.com/ee/et/publications/pub/pwc-cis-wearables.pdf)

General Device Usage and Trends

- Craving Better Health, Convenience, and New Technology: The leading factor (62%)

for consumers when purchasing a health & wellness device is establishing better fitness and health habits.

- Personalized Advice: In an era of online and voice-based shopping, Americans want personalized advice. ‘There are so many different platforms and directions to go today that people just want help with the basics,’ said Joe Feldman, an analyst for Telsey Advisory Group in New York.

- Price, Not Privacy, Is the Biggest Hurdle To Adoption: Across all categories, price is the number one purchase barrier among non-adopters.

(Sources: https://www.washingtonpost.com/news/business/wp/2018/05/24/best-buyhas-figured-out-what-its-customers-want-personalized-advice/?noredirect=on&utm_term=.b5fda98f4c97, https://www.theverge.com/2019/3/6/18251931/fitbit-versa-lite-ace-2-inspire-hr-smartwatch-fitness-tracker-announce, https://www.pwc.com/ee/et/publications/pub/pwc-cis-wearables.pdf, https://www.forbes.com/sites/paullamkin/2018/06/29/xiaomi-shifts-over-1-million-mi-band-3-trackers-in-just-17-days/#bb30a7f64eaa, http://quantifiedself.com/docs/PWC-CISWearable-future.pdf)

Customer Interest/Opinions

- Focus on Health & Wellness: Focus is on encouraging users to lead ‘Healthier’ lives, rather than getting ‘Fitter’.

- Demand for Innovative Ways to Exercise: Consumers are now aware of the importance of exercise and diet to keep lifestyle diseases at bay. And people are no longer settle for just sweating it out in the gym, they are seeking newer and more innovative ways to work out.

- Price Conscious: Consumers are seeking out solutions that are economical and budget friendly.

(Sources: https://www.juniperresearch.com/press/press-releases/more-than-1-in-5-americans-to-use-activity-tracker,https://yourstory.com/2018/07/move-fitbits-wearables-track-health-budget)

Retail Channel Insights

- The Purchase Order Is Only The Beginning: Getting products on store shelves is only step number one. Staying there in the heart of business development. Engage in product launch marketing services to keep the momentum and continue to generate sales and keep products in the news. A mix of digital advertising, public relations, and social media marketing initiatives to generate awareness, keep our product top of mind, and compel consumers to purchase and instill brand loyalty.

(Source: https://www.forbes.com/sites/forbesnycouncil/2018/11/27/how-to-launch-a-product-in-retail/#3b2bd21c189d)

Economic Outlook

The Bureau of Economic Analysis reported that the nation's economy - as indicated by the Real Gross Domestic Product ("GDP") - grew at an annual rate of +4.3% percent in the last quarter of 2020, as the effects of COVD were starting to wane and government assistance programs (PPP, expanded unemployment programs, eviction freezes, etc.) were still in full effect and being promoted through the Coronavirus Response and Relief Supplemental Appropriations Act and the American Rescue Plan Act. This growth was exceeded in Q1:2021 with a GDP growth rate of +6.4%.

The Congressional Budget Office (CBO) sees more moderate growth after pandemic recovery, estimating real GDP growth from 2022 – 2030 to be between +2.1% and +2.2%.

(Sources: https://www.bea.gov/data/gdp/gross-domestic-product, https://www.cbo.gov/publication/56465)

Valuation Analysis

The three approaches to value provide general overviews that govern valuation methods. Valuation methods, rather, provide detailed calculations of value. In estimating the equity value of TRAQ as of the Valuation Date, we relied on the results from the following methods:

• Discounted Cash Flow Method: The discounted cash flow method ("DCF") is an income-based approach. The DCF method involves first forecasting revenues, operating expenses, capital expenditures and incremental working capital requirements for a discrete forecast period. Based on these forecasts, the net cash flow to be generated by the business is determined and discounted to present value. Next, the value of the business at the end of the projection period is determined and discounted to present value. The sum of the present value of the net cash flows during the projection period and the present value of the business at the end of the projection period represents the value of the business.

• Adjusted Assets Method: As explained above, under the cost approach, or adjusted assets method, the value of a business enterprise is equal to the aggregate value of the financial, tangible and intangible assets comprising the business. After which we added cash and deducted net other assets and debt to yield an estimated equity value.

Discounted Cash Flow Method

Using the DCF method, we estimated the Company's pre-money valuation to be marketable business enterprise value to be $33,620,131.64. In determining a value estimate via the DCF Method, we utilized both a Gordon Growth Method DCF (10-year horizon) as well as an Exit Multiple Method DCF (5-year horizon).

• Forecast/Assumptions: Management provided forecasts for the years ending December 31, 2021 through December 31, 2025.

Units (000's)	Year 1	Year 2	Year 3	Year 4	Year 5
Stone POCT	0.6	41.5	450.0	775.0	1,125.0
Test Cartridges	11.0	996.0	12,600.0	21,700.0	33,750.0
Premium App	0.1	12.5	168.8	310.0	478.1
Data	0.2	12.5	135.0	232.5	337.5

Volume estimates were based on several factors, including: focus groups, clinical trial feedback, market trends and comparables, management input, and product launch timing.

With the soft launch in process, we expect only to sell a handful of the Stone devices. The rationale for the soft launch is to both garner initial customer feedback, but also ensure the any manufacturing kinks are worked out. For each Stone sold, initial cartridge sale estimates placed the ratio of cartridge tests to Stone POCTs at 20:1. That is, for every Stone, we expect the user to purchase an average of 20 test cartridges per year (@ an average of ~$5 per test). In Year 3, as more tests come online beyond Energy/Recovery and Hydration, we not only expect this ratio to increase, as the Stone becomes even more useful with the availability of additional tests, such as Nutrition and fat Burn, but we also anticipate a jump in Stone sales.

We conservatively estimated that 75% of the users would opt for the free version of the app (without links to actionable insights and coaches/trainers), and 25% would pay the annual premium fee for such interaction. The monthly subscription for premium is priced at $120 per year.

As for users taking advantage of discounts for sharing their anonymized data, we estimated only a slightly higher acceptance rate than with the premium services, with a 30% acceptance rate of those willing to share anonymized data. A fairly market multiple for data sales is in the single digit dollar price per user. The Company placed the price of our data at $1 per month, per user.

For revenue and valuation estimates, the retail cost of a Stone was set at $200 (Wholesale = $100, GM = 55%) and the average cost of cartridges at $5 retail (Wholesale = $2.50, GM = 30 – 60%).

The effective tax rate was estimated at 39.8%.

The collective Gross Margin at steady state (Year 5) is estimated at 58.6%. COGS for this calculating are fully loaded, which includes packaging, taxes, duties and shipping.

Discount Rate: We estimated a discount rate of 30.0 percent as a typical venture capital rate of return for early-stage technology companies.

• Terminal Value Assumptions: We utilized both a Gordon Growth Model and the Exit Multiple Method to value the Company's residual worth beyond the holding periods used. In the Exit Multiple method, we calculated the exit value based on a terminal

period earnings before interest, taxes, depreciation and amortization ("EBITDA") exit multiple of 6.00x applied to the forecasted 2025 EBITDA.

TRAQ is a biotechnology company with products that measure your health & wellness in a non-invasive, real-time manner. The Company believes these estimates are both proper and conservative when used for forming a valuation. TRAQ has distinct features that could garner a higher valuation than companies in related sectors as their products are based upon an ever-expanding platform. For example, TRAQ will be measuring less than 20 individual biomarkers to establish its health& wellness footprint, yet there are over 3,500 biomarkers within your body.

In addition, even prior to the pandemic, the world has seen a significant increase in demand for health-related, at-home or POCT testing devices. Market reports show that within the POCT market alone, the market will exceed $29B with a with a CAGR of 9.9% through 2026.

It has been suggested by several publications that the pandemic has accelerated this demand as customers exit from lockdown, and while craving space, freedom and exercise, want to maintain certain aspects of their "lockdown" lives, with services that support remote work, like videoconferencing (e.g. Zoom) and at-home health & fitness (e.g. Peleton, Mirror). Non-invasive at-home testing is another such sector expected to remain post-lockdowns.

Further, the Company is the holder of an exclusive license of the core, patented technology through the University of California System, along with several pending patents as the Company expanded beyond the core technology.

The combination of TRAQ competitive advantage, product margins, operating margins, and solving problems in a vast, growing and currently "hot" market with increasing consumer demand for immediate and actionable health information, the Company could conceivably garner an even higher than average valuation.

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

Disclaimers:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000.00 in Convertible Notes

outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing related to: soft product launch extension of programs already initiated with Olympic athletes and other amateur/professional athletes associated with both national and international competitions.

If we raise the over allotment amount of $534,999.78, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing related to: 1) soft product launch extension of programs initiated with

Olympic athletes and other amateur/professional athletes associated with both national and international competitions, 2) securing go-to-market, co-branding partner, 3) hard launch in early 2022.

- *Research & Development*
  15.0%
  Finalize development of Energy/Recovery sensor (5%), Hydration sensor (25%), continue research of additional biomarkers in Nutrition (30%) and Burn (30%), advanced research on biofuel cells "Lab in a Mouth" (10%).

- *Company Employment*
  15.0%
  Current employee retention/bonuses, new employees to support production ramp and marketing efforts.

- *Operations*
  8.0%
  Overhead. Pre-production preparation.

- *Working Capital*
  33.5%
  Support short-term AP associated with soft/hard product launches, short-term debt, day-to-day operating expenses, operational flexibility.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.traq.health (Under to be established "Investors" tab, under ""Company" dropdown.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/traq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TRAQ, Inc.

[See attached]

MOUTHSENSE, LLC DBA TRAQ

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Mouthsense, LLC DBA. Traq
Carlsbad, California

We have reviewed the accompanying financial statements of Mouthsense, LLC DBA. Traq (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 7, 2021
Los Angeles, California

Mouthsense, LLC DBA. Traq
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 5,371	$ 104,443
Due from related parties	21,000	-
Prepaids and other current assets	1,667	1,667
Total current assets	**28,038**	**106,110**
Property and Equipment, net	3,052	7,851
Intangible assets	8,040	12,060
Total assets	**$ 39,130**	**$ 126,021**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 42,618	$ 63,682
Convertible Note	-	900,000
Shareholder Loan	190,239	30,000
Current portion of promissory Note and loans	72,575	-
Other current liabilities	525	23,353
Total current liabilities	**305,957**	**1,017,035**
Promissory Note and loans	36,288	-
Total liabilities	**342,245**	**1,017,035**
MEMBERS' EQUITY		
Members' equity	(303,114)	(891,014)
Total members' equity	**(303,114)**	**(891,014)**
Total liabilities and members' equity	**$ 39,130**	**$ 126,021**

See accompanying notes to financial statements.

MOUTHSENSE, LLC DBA. TRAQ
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 67,000	$ -
Cost of goods sold	29,906	-
Gross profit	37,094	-
Operating expenses		
General and administrative	667,710	1,015,590
Research and development	20,813	82,347
Sales and marketing	264	95
Total operating expenses	688,786	1,098,032
Operating income/(loss)	(651,692)	(1,098,032)
Interest expense	22,780	23,353
Other Loss/(Income)	(66,466)	(11,398)
Income/(Loss) before provision for income taxes	(608,007)	(1,109,987)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (608,007)**	**$ (1,109,987)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**218,674**
Shared-based compensation		299
Net income/(loss)		(1,109,987)
Balance—December 31, 2019	**$**	**(891,014)**
Debt to Equity Conversion	$	1,195,608
Shared-based compensation		299
Net income/(loss)		(608,007)
Balance—December 31, 2020	**$**	**(303,114)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(608,007)	$	(1,109,987)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		299		299
Depreciation of property		7,449		29,337
Amortization of intangible assets		4,020		4,020
Changes in operating assets and liabilities:				
Acount receivables		(21,000)		240,500
Prepaids and other current assets		-		336
Account Payables		(21,065)		(23,581)
Other current liabilities		(22,828)		8,914
Net cash provided/(used) by operating activities		**(661,132)**		**(850,163)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,650)		(11,369)
Net cash provided/(used) in investing activities		**(2,650)**		**(11,369)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		295,608		-
Borrowing on loan		108,863		
Borrowing on Shareholder loan		160,239		30,000
Borrowing on Convertible Note		-		900,000
Net cash provided/(used) by financing activities		**564,711**		**930,000**
Change in cash		(99,071)		68,468
Cash—beginning of year		104,443		35,974
Cash—end of year	**$**	**5,371**	**$**	**104,443**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	22,780	$	23,353
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mouthsense, LLC was formed on February 04, 2016 in the state of Delaware. The financial statements of Mouthsense, LLC DBA. Traq (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

Initially developed for the US Air Force in advanced biotechnology research labs with over $32M of government funding, TRAQ™ has made the jump from lab-to-market with the ability to measure your health & wellness using non-invasive saliva tests in real-time. Personalized diagnostics.

With its handheld point-of-care-testing device (POCT), TRAQ™ can accurately measure wellness areas such as fitness, stress, sleep, energy, and heart health quickly and safely wherever you are. It's accurate (within FDA requirements), fast (seconds to minutes), economical (only a few dollars per test), connected (for tracking, sharing, or to seek actionable tips for improvement), and upcyclable (test cartridges are single use but can be rejuvenated through TRAQ's upcycling program). Validated by sponsored third-party clinical trials and field tested by Olympic athletes (past and present), TRAQ is getting ready to scale production of its handheld POCT device and test cartridges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold improvement	3 years
Machinery and Equipment	3 years
Furniture and Fixtures	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its royalty interest in the License Agreement dated May 19, 2016 (the "License") with the University of California San Diego ("UCSD") related to an invention of Mouthguard-like devicestitled "Mouth-based Amperometric Sensors and Biofuel Cells". When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from

inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company through the following three revenue streams:

1) Direct product sales through partner channels (co-branded) for both the handheld sensor - the "Stone" - and the test cartridges. These test cartridges are both single purchase as well as subscription-based;

2) Freemium model, with test results made available for free, and premium tiers offering both actionable insights (helping answer the question "What do I did with these results?") and live connection with coaches for more specific help;

3) While users own all their data and can share with whomever they wish, TRAQ™ offers discounts on future purchases if users agree to share their anonymized data. This data can be used by scientists and researchers for general population health or even tracking outbreaks...or pandemics.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, freight and delivery etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,667	$ 1,667
Total Prepaids and other current asset	**$ 1,667**	**$ 1,667**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ 525	$ 23,353
Total Other Current Liabilities	**$ 525**	**$ 23,353**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 72,380	$ 72,380
Computer Hardware	8,905	8,905
Furniture and Fixtures	5,100	2,450
Property and Equipment, at Cost	**86,385**	**83,735**
Accumulated depreciation	(83,333)	(75,884)
Property and Equipment, Net	**$ 3,052**	**$ 7,851**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $7,499 and $29,337 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
License agreement	$	20,100		20,100
Intangible assets, at cost		**20,100**		**20,100**
Accumulated amortization		(12,060)		(8,040)
Intangible assets, Net	**$**	**8,040**	**$**	**12,060**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,010 and $2,010 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(4,020)
2022		(4,020)
2023		-
2024		-
Thereafter		-
Total	**$**	**(8,040)**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
NWV Opportunity Fund II, LP	43.5%
Pelagic Group	35.0%
Patrick Mercier	3.1%
Joesph Wang	3.1%
DKJ RAM	6.7%
Lasch Trust	1.4%
Barton Trust	7.2%
TOTAL	**100.0%**

7. UNITBASED COMPENSATION

During 2016, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 342,777 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2017
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	50,000	$	0.02	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2019	50,000	$	0.02	7.31
Exercisable Options at December 31, 2019	50,000	$	0.02	7.31
Granted	-	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	50,000	$	0.02	6.30
Exercisable Options at December 31, 2020	50,000	$	0.02	6.30

Unit option expense for the years ended December 31, 2020 and December 31, 2019 was $299 and $299, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 108,863	1.00%	3/5/2020	3/5/2022	$ 635	$ 635	$ 72,575	$ 36,288	$ 108,863
Total	$ 108,863				**$ 635**	**$ 635**	**$ 72,575**	**$ 36,288**	**$ 108,863**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 72,575
2022	36,288
2023	-
2024	-
Thereafter	-
Total	**$ 108,863**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ -	not set	Fiscal Year 2020	No set maturity	-	-	190,239	-	$ 190,239	-	-	$ 30,000	$ -	30,000
Total					$ -	$ -	$ 190,239	$ -	$ 190,239	$ -	$ -	$ 30,000	$ -	$ 30,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

During 2019, the company issued convertible notes to several investors. The following are the details of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 900,000	6.00%	Fiscal Year 2019	1/4/2020	-	-	-	-	-	23,104	23,104	900,000	$ -	900,000
Total					$ -	$ -	$ -	$ -	$ -	$ 23,104	$ 23,104	$ 900,000	$ -	$ 900,000

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean a price per share of Common Stock, equal to the greater of (i) the Fair Market Value of a share of Common Stock, calculated on a Fully Diluted Basis, immediately prior to the Maturity Date, or (ii) a price per share of Common Stock, determined by dividing $7,850,000 by the number of shares of Common Stock of the Company outstanding on the date of determination, on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

MouthSense gave $21,000 of inter-company loan to the sister company called SmartFoam, onwed by NWU Opportunity Fund II. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $21,000 and $0.

In the past, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $190,239 and $ 30,000.

In the period from June 8, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

In the period from June 8, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

On June 24, 2021, full forgiveness of PPP was processed by US SBA.
The company will eventually convert into C corporation, but the process has not been started yet.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $651,692, an operating cash flow loss of $661,132 and liquid assets in cash of $5,371, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

TRAQ

Your next-generation fitness, health & wellness tracker. Own Your Health™...



TRAQ™
Own your health.
Energy
82
Hydration
Nutrition
71
Burn
75

Website | Carlsbad, CA | BIOTECHNOLOGY | HEALTH TECH

$0.00 raised

0 Investors	**$33.6M** Valuation
$14.49 Price per Share	**$362.25** Min. Investment
	Equity Offering Type
$535K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

TRAQ has developed a non-invasive fitness, health & wellness "lab in a pocket" device. Addressing the growing concern of expensive, invasive and often slow testing in today's current reality, TRAQ uses saliva to accurately measure both specific and general health & wellness categories (energy, nutrition, hydration, fitness, stress, sleep, heart health and many more) safely in 30 seconds, proving the future of health and wellness is here.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing Market: The total addressable market for TRAQ is over $60 billion.
- Proven Technology, Team, and Market: TRAQ has been tested and validated both in the lab (3 Clinical Trials and counting) and in the market (Tokyo Olympics, USA Cycling, NCAA programs, Triathlons, everyday use focus groups), led by a team of experienced scientists and management.
- On-Demand Information Trend: At-home, real-time, non-invasive health and wellness monitoring is in high demand.

OVERVIEW

Own Your Health

TRAQ has developed a personal hand-held device providing non-invasive saliva testing for the real-time measurement of personal fitness, health, and wellness. Initially developed for the U.S. Air Force in research labs with over $32M of government funding, TRAQ has made the leap from lab to market. Unlike most personal health trackers, TRAQ measures specific biomarkers such as glucose, cortisol, cholesterol, lactate and ketones to understand what is happening inside the body at the molecular level. Collectively, these biomarkers provide accurate feedback related to your fitness, health, and wellness quickly and safely in 30 seconds.

As our "on-demand" culture expands beyond news and entertainment, health and wellness is next – including electronic medical records, at-home diagnostic tests, telemedicine, and point-of-care tests (POCT). TRAQ provides one of the first-ever solution to providing on-demand knowledge and ownership of your health & wellness without the inconvenience, invasiveness, and expense of traditional lab tests.

TRAQ's POCT device, called the "Stone," uses disposable testing cartridges to provide not only test results but also actionable insights. With TRAQ's interpreted results, you have the preparation and predictability for optimal performance in sport and activity as well as guidance for better management of personal health and wellness.


TRAQ

**TRAQ products are currently under development. The Traq POCT device called the "Stone" is currently available for pre-orders.*

THE PROBLEM

Health Testing is Costly, Slow, and Invasive

Blood tests are typically the first step in assessing general fitness or any potential ailments, but they come with many pain points. They are expensive, costing nearly $1,500 for the uninsured in the US. Results are normally not available for days, if not weeks. Additionally, 1 in 5 people worldwide have a phobia of needles, and only half the world's population has adequate access to healthcare.


Tired of
blood tests?

There has to be a better solution than something that

causes	costs	only
1 in 5	**$1,500**	**50%**
people extreme anxiety	per test	people can access affordably

And it's no different for athletes – casual or elite. Measuring fitness and performance still requires the same level of expense and invasive medical personnel, all with the same lengthy wait for results.

The problem is real and significant.

THE SOLUTION

Simple & Easy Testing in Real Time

All health and wellness biomarkers present in your blood (glucose, cortisol, cholesterol, insulin, etc.) are also present in your saliva. TRAQ has developed a proprietary, non-invasive, on demand, point-of-care (POCT) device, called the "Stone," which uses disposable test cartridges for collecting saliva samples. When test cartridges are inserted into the Stone, biomarker concentrations are converted into digital information providing analyzed results in real time on the Stone's display or a smart device via the TRAQ app. The test takes less than 30 seconds and uses a simple 5-step process.


1
Insert the single use cartridge into the device
Hi Matt!
READY TO TEST
TRAQ

**TRAQ products are currently under development. The Traq POCT device called the "Stone" is currently available for pre-orders.*

THE MARKET

$60 Billion and Growing

There is an increasing market need for on-demand and convenient services in healthcare and fitness. This is seen in the growth of at-home testing, telemedicine, personalized medicine, and in-home gyms. The total addressable market for TRAQ is over $60 billion. Markets with addressable problems include fitness and lifestyle ($1.3B), at-home testing for Dr. Moms ($29B), workplace demand for drug screening/compliance or corporate wellness programs ($7.1B), and clinical uses for rapid, remote, digital or telemedicine ($22.4B).


$1.3B
Fitness & Lifestyle
$29B
Home
68
$7B
Work
$22B
Clinical

TRAQ products are currently under development. The Traq POCT device called the "Stone" is currently available for pre-orders.

Entry into these market segments will allow TRAQ to expand beyond current product offerings, taking even further advantage of the personalized or bespoke healthcare trends, for example, gender-based tests for women's and men's health or one-to-one cartridges for "John Doe" that might measure heart health and energy levels. Further, the Livestock & Pet markets are viable but untapped markets.

Our long-term revenue will come from product sales, subscription-based test cartridges, anonymized data sales, and actionable insights through ad revenue. Additionally, cross-promotional and targeted retailers for co-branding launches will provide extended revenue streams.


Revenue sources
Hydration
63%
product sales
subscription-ba
test cartridges

The above listed revenue streams are some of the possible future revenue sources. TRAQ products are currently under development. The Traq POCT device called the "Stone" is currently available for pre-orders.

Sources: PRNewswire, Verified Market Research, Grandview Research, KSU Sentinel, Grandview Research

OUR TRACTION

Clinical Trials, Olympian Tested

TRAQ's "lab in a pocket," handheld POCT device – "the Stone" – provides both high level, detailed fitness, health and wellness information in real-time. Three clinical trials had been successfully completed (Energy, Recovery, Hydration), with more on the horizon. The U.S. Cycling team adopted TRAQ as part of its preparation and training for the Tokyo Olympics. Broader use of TRAQ in the US Olympics and Paralympics has also taken place (boxing, rugby, wrestling athletes), as well as for NCAA Division I teams and sponsored triathletes.

Former cycling gold medalist and current Director of USA Cycling, Jamie Staff, believes in TRAQ not only for his Olympic athletes, but also for the casual athlete, as well as the ability to help anyone measure and monitor their general health and wellness.



"As a former Olympian, current coach and just someone that cares about my health and staying in shape, I feel it's important to know what's going on INSIDE my body. Both myself and my athletes want to truly OWN our own health.

"TRAQ provides in-depth information about my fitness and health – in real-time, using only saliva – so it's non-invasive, and each test only costs a few dollars. Plus, I don't need any doctors or technicians. Anyone can do these tests. Energy. Hydration. Nutrition. Any fitness or health & wellness category.

"It's the perfect fitness and health tracker - for me now, as the casual athlete as well as for my athletes training to compete at the highest levels, trying to squeeze out every bit of performance possible.
Now, we can truly own our own health."

- Jaime Staff, Former Olympic Gold-winning Cyclist & Current Director of US Cycling

WHY INVEST

The Future of Healthcare

In five years, we envision TRAQ not only as the everyday tool for all athletes and fitness enthusiasts, but also as an easier entry into the healthcare system. Individuals and families will be able to track and monitor their own health and wellness without the anxiety, cost, or hassle of traditional testing, sharing data with health professionals only as necessary.

TRAQ is the future of personalized fitness, health and wellness monitoring.

Own Your Health.™


Optimize your fitness.


Energy
68
TRAQ
Nutrition
84
TRAQ
Recovery
81
TRAQ

**TRAQ products are currently under development. The Traq POCT device called the "Stone" is currently available for pre-orders.*

In the Press

DSM The San Diego Union-Tribune SAN DIEGO BUSINESS JOURNAL

SHOW MORE

Meet Our Team





Dr. Joseph Wang

Co-Founder & Consultant

Joseph is the Distinguished Professor, SAIC Endowed Chair, and former Chair of the Department of Nanoengineering at the University of California, San Diego specializing in nanomachines, biosensors, nanobioelectronics, wearable devices, and electrochemistry. He also serves as the Director of the Center for Wearable Sensors at the University of California San Diego Jacobs School of Engineering. Previously, Joseph was the Regents Professor and holder of the Manasse Chair of Chemistry and Biochemistry at New Mexico State University.

The advances made by Dr. Wang have been described in over 1,200 research papers and reviews, that were cited over 135,000 times, leading to a H Index of 181.

Education: Technion (BSc, MSc, PhD Chemistry), University of Wisconsin, Madison (post doctoral research associate). Joseph is a part-time consultant.

Dr. Patrick Mercier

Co-Founder & Consultant

Patrick is currently an Associate Professor in Electrical and Computer Engineering at the University of California San Diego (UCSD), where he is also the co-Director of the Center for Wearable Sensors. His research interests include the design of energy-efficient microsystems, focusing on the design of RF circuits, power converters, and sensor interfaces for miniaturized systems and biomedical applications.

Education: University of Alberta (BSc EECS), MIT (MSc, PhD EECS). Dr. Mercier is a part-time consultant.



Jeff Slosar

CEO

Jeff is a globally experienced entrepreneur and executive with 25+ years track record of building privately-funded technology related start-ups into profitable, global ventures. He specializes in hi-tech product development and the commercialization of advanced and complex technologies, product development, negotiations, technology vetting and finance. Jeff is also currently a Director on the Board of SmartFoam, Inc. His primary role and full-time hours are dedicated to Traq, Inc.

Previous positions: NextWave Ventures, NASA, Triniti (Sony, Qualcomm, Allied Signal), PRTM.

Education: University of Michigan (BSc Engineering Physics, MSc Biomedical Engineering), MBA (INSEAD, France).



TRAQ

Dr. Santhosh Padmanabhan

Director, Research & Development

Santhosh has over 15 years experience specializing specifically in point of care devices and IVD technologies. He is the author of over 65 research publications and holder of 5 patents.

Previous positions: Technological University Dublin (Ireland), University of Pittsburgh, University of California-San Diego, Max-Planck-Institute for Solid State Research (Germany), Kyungpook National University (South Korea).

Education: Alagappa University, India (PhD Industrial Chemistry), Bharathidasan University, India (MSc Chemistry).



Thomas Cho

Lead R&D Engineer, Clinical Trials

Thomas is driven to identify and solve problems effectively and efficiently with experience and knowledge in medical device development, clinical trials, and various laboratory procedures. During his Masters degree program at University of California San Diego, he studied in Co-Founder Dr. Wang's Laboratory of Nano-BioElectronics, where TRAQ's technology stems.

Education: University of California San Diego (BSc Bioengineering, MSc Chemical Engineering).



Robert Feeney

Advisor

Rob is an experienced successful serial entrepreneur having been part of the formation, growth and exit of 3 disruptive and successful healthcare technology enabled businesses including 30+ VC/PE and IPO transactions.

Rob most recently founded Medvantx, raising over $100M and growing it to become the largest independent pharmacy / direct to patient platform in US (over $7.5B annually), serving 5 of the top 10 global pharmaceutical companies. Medvantx was acquired in a private equity sale in 2019.



Dave Sheehan

Advisor

Dave is the CEO of Nucleus Biologics, a leader in precision cell culture, providing custom cell culture products and services to expedite the time from scientific discovery to cure.

Previous positions: Cloudbreak Capital (Principal), Volcano Corp (COO, NASDAQ: VOLC, acquired by Philips), Digirad (CEO, NASDAQ: DRAD, acquired by Star Equity).

Offering Summary

Company	TRAQ, Inc.
Corporate Address	1930 Kellogg Avenue, Carlsbad, CA 92008
Offering Minimum	$9,998.10
Offering Maximum	$534,999.78
Minimum Investment Amount (per investor)	$362.25

Terms

Offering Type	Equity
Security Name	Non-Voting Common
Minimum Number of Shares Offered	690
Maximum Number of Shares Offered	36,922
Price per Share	$14.49
Pre-Money Valuation	$33,620,131.64

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TIME BASED

Super Early Bird

Invest $367+ in the first 72 hours and receive 6% bonus shares

Early Bird

Invest $367+ in first 6 days and receive 3% bonus shares

VOLUME BASED

· Tier 1 - $1,500

Invest $1,500+ and receive 1% bonus shares + FREE Shirt or Bottle

· Tier 2 - $2,500

Invest $2,500+ and receive 3% bonus shares + FREE Shirt or Bottle + USER tester (can be part of beta testing)

· Tier 3 - $5,000

Invest $5,000+ and receive 4% bonus shares + FREE Shirt or Bottle + 50% of Stone (TRAQ DEVICE) + 50 free cartridges + USER TESTER

· Tier 4 - $10,000

Invest $10,000+ and receive 6% bonus shares + FREE Shirt or Bottle + FREE Stone + 2-month Cartridge subscription (100 cartridges) + USER TESTER

· Tier 5 - $25,000

Invest $25,000+ and receive 8% bonus shares + FREE Shirt or Bottle + FREE Stone + 6-month cartridge subscription (300 cartridges)+ USER TESTER

*All perks occur when the offering is completed and product is available.

The 10% StartEngine Owners' Bonus

TRAQ, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $14.49 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $1449. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Health. It's the basis for everything we have. But monitoring our health what's going on inside our bodies is surprisingly complicated. Introducing TRAQ, a first of its kind personal health tracker.

Developed by scientists and engineers in San Diego, CA, track measures the levels of specific biomarkers to show us what's really happening inside the body at the molecular level. Because TRAQ captures data through saliva, there is no expensive doctor's visit, lab or blood to draw. It's simple and repeatable and totally portable. You can test yourself anytime and anywhere.

TRAQ represents a new approach to health care, one focused on prevention and early detection. Let's put our health in our hands. Support physicians and empower people everywhere to live more full and active lives. We can truly change not only sports performance but the global approach to health care.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 09/17/2021
FILED 05:04 PM 09/17/2021
SR 20213279057 - File Number 5956335

CERTIFICATE OF INCORPORATION
OF
TRAQ, INC.

ARTICLE I

The name of this corporation shall be TRAQ, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***General Corporation Law***").

ARTICLE IV

The Corporation is authorized to issues three classes of shares, designated "***Common Stock***," "***Non-Voting Common Stock***" and "***Preferred Stock***." The total number of shares of Common Stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares, $0.0001 par value per share. The total number of shares of Non-Voting Common Stock that the Corporation is authorized to issue is Three Million (3,000,000) shares, $0.0001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is Three Million (3,000,000) shares, $0.0001 par value per share.

The Preferred stock will be issued in series. The first series of Preferred Stock shall be comprised of One Million (1,000,000) shares and shall be designated "***Series AA Preferred Stock***."

ARTICLE V

The relative rights, preferences, privileges, and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. **<u>Dividends</u>**. The holders of shares of Series AA Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or Non-Voting Common Stock) on the Common Stock of the Corporation, at the rate of six percent (6%) of the Original Series AA Price (as defined in Section 5(a) hereof) per share per annum as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events (each a "***Recapitalization Event***"), when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. If, after the satisfaction of the foregoing requirements, the Board of Directors of the Corporation declares or pays any

dividend with respect to the Common Stock, the holders of shares of Series AA Preferred Stock shall be entitled to receive such dividend as if such shares of Series AA Preferred Stock had been converted into Common Stock as of the date immediately preceding the record date for such distribution. If at any time declared dividends upon the Series AA Preferred Stock shall not have been paid or a sum sufficient for payment thereof set apart, no dividend shall be declared or paid or any other distribution ordered or made, or any sum or sums set aside or applied to the purchase or redemption of any Common Stock, other than a dividend payable in Common Stock or as provided in Section 2(d) of this Article.

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preference. In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a ***"Liquidation Event"),*** distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the "***Series AA Preference***"***);*** or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting ("Common Stock") and

non-voting ("Non-Voting Common Stock.")

(b) Value of Securities and Property. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the *Wall Street Journal* or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Right to Convert. Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) Consent for Certain Repurchases. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the "***CGCL***") shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

3. Voting Rights.

(a) (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA

Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights.

(b) **Cumulative Voting.** As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(iv) effect any merger or consolidation or any other Liquidation Event; or

(v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

4. **Conversion Rights**. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

(a) **Right to Convert.** Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The "***Original Series AA Price***" shall be $3.00 and the initial "***Series AA Conversion Price***" shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the "***Series AA Conversion Rate***" of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) **Automatic Conversion.** Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "***Securities Act*")** covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the Original Series AA Price (as appropriately adjusted for a Recapitalization.

(c) **Mechanics of Conversion.**

(i) **Notice of Conversion**. Before any holder of Series AA Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the headquarters of the

Corporation or of any transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion pursuant to this Section 5). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series AA Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series AA Preferred Stock to be converted (except that in the case of an automatic conversion pursuant to Section 5(b)(i) hereof such conversion shall be deemed to have been made on such date as is specified in or determined pursuant to such written consent, and in the case of an automatic conversion pursuant to Section 5(b)(ii) hereof such conversion shall be deemed to have been made immediately prior to the closing of the offering referred to in Section 5(b)(ii)) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of either of the events specified in Section 5(b) above, the outstanding shares of Series AA Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series AA Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(ii) **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of shares of Series AA Preferred Stock. In lieu of any fractional shares to which the holder of Series AA Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock as determined by the Board of Directors of the Corporation. The number of whole shares issuable to each holder upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of Series AA Preferred Stock of each holder at the time converting into Common Stock.

(iii) **Status of Converted Shares**. No shares of Series AA Preferred Stock which have been converted into Common Stock after the original issuance thereof shall ever again be reissued and all such shares so converted shall upon such conversion be appropriately canceled on the books of the Corporation and shall be restored to the status of authorized but unissued Preferred Stock of the Corporation, undesignated as to series.

(iv) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series AA Preferred Stock such number of its shares of Common Stock as shall from time to

time be sufficient to effect the conversion of all outstanding shares of Series AA Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series AA Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

(v) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Series AA Preferred Stock at least ten (10) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. The notice period herein contained may be shortened or waived by the affirmative vote or written consent of the holders of at least seventy-five percent (75%) of the issued and outstanding Series AA Preferred Stock.

(d) Adjustments to Series AA Conversion Price.

(i) **Adjustments for Dividends, Splits, Subdivisions, Combinations, or Consolidation of Common Stock.** In the event the outstanding shares of Common Stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of Common Stock after the Series AA Original Issue Date, the Series AA Conversion Price in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted. As used herein, "***Series AA Original Issue Date***" shall mean the date on which the Series AA Preferred Stock is first issued by the Corporation.

(ii) **Adjustments for Other Distributions.** In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in securities of the Corporation other than shares of Common Stock and other than as otherwise adjusted in this Section 5, then and in each such event provision shall be made so that the holders of Series AA Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Series AA Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series AA Preferred Stock.

(iii) **Adjustments for Reclassification, Exchange and Substitution.** If the Common Stock issuable upon conversion of the Series AA Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Series AA Conversion Price then in effect

shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series AA Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series AA Preferred Stock immediately before that change.

(iv) **Adjustments on Issuance of Additional Stock.**

(1) **Adjustments to Conversion Price**. If the Corporation shall issue "Additional Stock" (as defined in Section 4(d)(iv)(2) below) for a consideration per share less the Series AA Conversion Price in effect on the date and immediately prior to such issue, then and in such event, the Series AA Conversion Price shall be reduced concurrently with such issue, to a price (calculated to three decimal places) determined by multiplying such Conversion Price by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue, plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Stock so issued (or deemed to be issued) would purchase at such Conversion Price; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Additional Stock so issued; provided that, for purposes of this Section 4(d)(iv)(1), all shares of Common Stock issuable upon conversion of the outstanding Series AA Preferred Stock, all shares of Common Stock issuable upon exercise of outstanding stock options and all shares of Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Corporation shall be deemed to be Common Stock outstanding.

(2) **Definition of Additional Stock**. For purposes of this Section 4(d)(iv), "Additional Stock" shall mean all Common Stock issued or deemed to be issued pursuant to Section 4(d)(iv)(3) below by the Corporation after the date on which the first share of Series AA Preferred was issued (the "Series AA Original Issue Date") other than (A) issuances for which conversion adjustments have been made pursuant to subsections (i), (ii) and (iii) of this Section 4(d); (B) as a dividend or distribution with respect to Series AA Preferred; (C) to directors, officers, employees, consultants and advisors of the Corporation pursuant to the Corporation's stock option plans as designated and approved by the Board of Directors and the holders of not less than sixty-six and two thirds percent (66 2/3%) of the then-outstanding shares of Series AA Preferred; (D) if the same does not constitute a Liquidation Event, pursuant to the acquisition by the Corporation of another corporation or entity by consolidation, corporate reorganizations, or merger or purchase of all or substantially all of the assets of such corporation or entity as approved by the Board of Directors; (E) in connection with equipment leasing, real estate, bank financing or similar transactions approved by the Board of Directors; (F) to vendors or customers as approved by the Board of Directors; (G) upon conversion of the Series AA Preferred Stock; (H) in connection with strategic alliances, joint ventures, or other corporate partnerships, research and development agreements, product development or marketing agreements or other similar agreements approved by the Corporation's Board of Directors; (I) Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Corporation which is outstanding on the Series AA Original Issue Date.

(3) **Deemed Issuance of Common Stock**.

(A) Except as otherwise contemplated pursuant to Section 4(d)(iv)(2)(A) through (I), if the Corporation (i) grants or amends (except for an amendment to a security issued pursuant to Section 4(d)(iv)(2)(A) through (I) pursuant to which the exercise or conversion price therefor is increased) any rights or options to subscribe for, purchase, or otherwise acquire shares of Common Stock (or a security convertible into Common Stock), or (ii) issues or sells any security convertible into, or exchangeable for, shares of Common Stock, then, in each case, such granting, amendment, issue or sale shall be considered to be an issue or sale for cash of the maximum number of shares of Common Stock issuable on exercise, conversion or exchange at the price per share determined under this Section 4(d)(iv)(3), and the Series AA Conversion Price shall be subject to adjustment as provided in this Section 4(d)(iv)(3) to reflect (on the basis of that determination) the issue or sale. No further adjustment of such Conversion Prices shall be made as a result of the actual issuance of shares of Common Stock on the exercise of any such rights or options or the conversion or exchange of any such convertible securities. The price per share of Common Stock issuable on the exercise of such rights or options or the conversion or exchange of the securities shall be determined by dividing the total amount, if any, received by the Corporation as consideration for the granting of the rights or options or the issue or sale of the convertible or exchangeable securities, plus the minimum aggregate amount of additional consideration payable to the Corporation on exercise or conversion of the securities, by the maximum number of shares of Common Stock issuable on the exercise, conversion or exchange.

(B) Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock, the Series AA Conversion Price shall be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, Common Stock. If the purchase price received or the conversion rate or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Series AA Conversion Price then in effect shall be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (i) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor, and (ii) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Corporation therefor and to be received on the basis of such changed price or rate.

(4) **Determination of Consideration.** For the purpose of making any adjustment in the Conversion Price as provided above, the consideration received by the Corporation for any issue or sale of Common Stock shall be computed:

(A) to the extent it consists of cash, as the amount of cash received by the Corporation before deduction of any offering expenses payable by the Corporation and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Corporation in connection with such issue or sale;

(B) to the extent it consists of property other than cash, at the fair market value of that property as determined in good faith by the Board of Directors; and

(C) if Common Stock is issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Common Stock.

(v) **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Series AA Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series AA Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of the Series AA Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments; (B) the Series AA Conversion Price at the time in effect; and (C) the number of shares of Common Stock and the type and amount, if any, of other securities which at the time would be received upon the conversion of the Series AA Preferred Stock.

5. Redemption Rights.

(a) General. Unless prohibited by Delaware law governing distributions to stockholders, all or a portion of the Series AA Preferred Stock shall be redeemed by the Corporation at the written request of any holder(s) of Series AA Preferred Stock with the approval of holders of at least two-thirds of the outstanding Series AA Preferred Stock (the "***Redemption Request***") following the earlier to occur of (i) January 1, 2023, (ii) the sale of Series AA Preferred Stock in one or a series of related transactions in which the holders as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued or sold in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the Corporation following such transaction or series of related transactions or (iii) a sale of all or substantially all of the assets of the Corporation. The price for which such Series AA Preferred Stock shall be redeemed shall equal the Original Series AA Price, plus all declared but unpaid dividends thereon (the "***Redemption Price***") and shall be payable in two (2) annual installments commencing not more than sixty (60) days after receipt by the Corporation of the Redemption Request. The date of each such installment provided in the Redemption Request shall be referred to as a "***Redemption Date***." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series AA Preferred Stock owned by each requesting holder, that number of outstanding shares of Series AA Preferred Stock determined by dividing (i) the total number of shares of Series AA Preferred Stock to be redeemed by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series AA Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares of Series AA Preferred Stock that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

(b) **Redemption Notice.** The Corporation shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Series AA Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Series AA Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates; and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series AA Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Series AA Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 4, then the shares of Series AA Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "***Excluded Shares***." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 4, whether on such Redemption Date or thereafter.

(c) **Surrender of Certificates; Payment.** On or before the applicable Redemption Date, each holder of shares of Series AA Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 2, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series AA Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series AA Preferred Stock shall promptly be issued to such holder.

(d) **Redeemed or Otherwise Acquired Shares.** Any shares of Series AA Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series AA Preferred Stock following redemption.

6. **Interpretation**. Whenever a reference is made in this Article V to a Section, such reference shall be to the applicable section of this Article V unless otherwise indicated.

ARTICLE VI

Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VII

Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VIII

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE X

To the fullest extent permitted by law, no director shall be personally liable to the Corporation for its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XI

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

ARTICLE XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Chief Executive Officer of the Corporation this 30 th day of June, 2021.

TRAQ, INC.

By: ______________________________
Jeff Slosar, Chief Executive Officer